Exhibit 12.1

CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Year Ended December 31
	March 31, 2007	2006	2005	2004	2003	2002
	(Dollars in Millions)

Income from Continuing Operations	$4,715	$17,138	$14,099	$13,034	$7,382	$1,102
Income Tax Expense	2,845	14,838	11,098	7,517	5,294	2,998
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(284)	(979)	(1,304)	(1,422)	(383)	510
Minority Interest	28	70	96	85	80	57
Previously Capitalized Interest Charged to Earnings During Period	18	111	93	83	76	70
Interest and Debt Expense	74	451	482	406	474	565
Interest Portion of Rentals(1)	194	766	688	687	507	407

Earnings Before Provision for Taxes and Fixed Charges	$7,590	$32,395	$25,252	$20,390	$13,430	$5,709

Interest and Debt Expense(2)	$74	$451	$482	$406	$474	$565
Interest Portion of Rentals(1)	194	766	688	687	507	407
Preferred Stock Dividends of Subsidiaries	—	1	1	1	4	5
Capitalized Interest	62	157	60	44	75	67

Total Fixed Charges	$330	$1,375	$1,231	$1,138	$1,060	$1,044

Ratio Of Earnings To Fixed Charges	23.00	23.56	20.51	17.92	12.67	5.47

(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

(2)	Does not include interest related to liabilities for uncertain tax positions. On the Consolidated Statement of Income, the Company reports interest and penalties related to liabilities for uncertain tax positions as “Income tax expense.”

57